Exhibit 3.19

State of Delaware Secretary of State Division of Corporations Delivered 03:03 PM 12/14/2010 FILED 03:03 PM 12/14/2010 SRV 101188206 – 4913427 FILE

State of Delaware

Limited Liability Company

Certificate of Formation

Of

BENCHMARK MADERA I, LLC

First: The name of the limited liability company is Benchmark Madera I, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, zip code 19808. The name of the Registered Agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 14th day of December, 2010.

/s/ James F. Mosier
James F. Mosier, Secretary